

October 29, 2014

<u>Via E-mail</u>
James E. Dawson, Esq.
Nutter, McClennen & Fish LLP
155 Seaport Blvd.
Boston, MA 02210

> **Re:** **Synacor, Inc.**
> **Amendment No. 7 to Schedule 13D**
> **Filed September 11, 2014 by JEC Associates, LLC *et al*.**
> **File No. 5-86741**

Dear Mr. Dawson:

We have reviewed the above filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your disclosure under Item 7 that you "will put forth new director candidates at the upcoming annual shareholders meeting" and that your "intention to nominate two new directors will not change." Please tell us whether your intentions in this regard include the solicitation of proxies and provide us with your analysis as to whether these communications are "solicitations" within the meaning of Rule 14a-1(l). Please refer to Rules 14a-3 and 14a-12, as well as Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Question 110.07 and note that only persons who have an intention to file and disseminate a proxy statement are permitted under Rule 14a-12 to engage in soliciting activities before furnishing security holders with a proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since each of the filing persons possesses the facts relating to the disclosure, each is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons, or an authorized representative thereof, acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3252 if you have any questions regarding our comments. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Lisa M. Kohl

Lisa M. Kohl
Attorney-Adviser
Office of Mergers & Acquisitions

cc: Thomas V. Powers, Esq.
        Nutter, McClennen & Fish LLP